Exhibit (a)(3)


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October 17, 2005



TO:          UNIT HOLDERS OF US REALTY PARTNERS LIMITED PARTNERSHIP

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 275,000 Units of limited partnership interest (the "Units") in US REALTY PARTNERS LIMITED PARTNERSHIP (the "Partnership") at a purchase price equal to:

                                 $4.50 per Unit
                                 --------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in US REALTY PARTNERS LIMITED PARTNERSHIP without the usual transaction costs associated with market sales or partnership transfer fees (unless your Units are held in a brokerage account, in which case you may have to pay a fee to your broker). You have the option to avoid proration and sell ALL or None of your Units by checking the "All or None" option on the letter of transmittal.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax a duly completed and executed copy of the Letter of Transmittal (printed on yellow paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                        MacKenzie Patterson Fuller, Inc.
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119


If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) November 16, 2005.